SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                         CML Group, Inc.
                        (Name of Issuer)

                  Common Stock, $.10 par value
                 (Title of Class of Securities)

                            125820100
                         (CUSIP Number)

                         Connie K. Beck
Vice President, Corporate Secretary and Associate General Counsel
              The Reader's Digest Association, Inc.
                  Pleasantville, NY  10570-7000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [    ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
CUSIP No.  12-5820100

1)   Names of Reporting Persons S.S. or I.R.S. Identification
Nos. of Above Persons

  The Reader's Digest Association, Inc.

2)   Check the Appropriate Box if a Member of a Group: (a)  [   ] (b)  [    ]

3)   SEC Use Only

4)   Source of Funds:  WC

5)   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)    [    ]

6)   Citizenship or Place of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

  7)  Sole Voting Power

      2,890,950

  8)  Shared Voting Power

  9)  Sole Dispositive Power

      2,890,950

  10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned By Each Reporting Person

     2,890,950

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]

13)  Percent of Class Represented by Amount in Row (11)

     5.6

14)  Type of Reporting Person:  CO

Item 1.   Security and Issuer.

       This Statement relates to the Common Stock, $.10 par value

("CML  Common  Stock"), of CML Group, Inc.  ("CML"),  a  Delaware

corporation.  The principal executive offices of CML are  located at 524 Main Street, Acton, Massachusetts  01720.


Item 2.   Identity and Background.

        This  Statement  is  being filed by The  Reader's  Digest

Association,  Inc., a Delaware corporation primarily  engaged  in the  publishing business ("RDA") with its principal business  and offices at Pleasantville, New York 10570.

        The  name,  citizenship, business  address,  and  present

principal occupation or employment or each executive officer  and director  of  RDA,  and  of each of the  executive  officers  and directors  of the DeWitt Wallace-Reader's Digest Fund,  Inc.  and

the  Lila-Wallace  Reader's Digest Fund, Inc. (collectively,  the

"Wallace-Reader's Digest Funds"), as well as the name,  principal business and address of the corporation or organization in  which such  occupation  or employment is conducted, are  set  forth  in

Attachment 1 to this Statement.

        During the last five years, neither RDA, nor to the  best

of  RDA's knowledge, any executive officer or director of RDA  or either  of  the  Wallace-Reader's Digest Funds or  any  executive officer  or  director  of  either of the Wallace-Reader's  Digest

Funds  (i) has been convicted in a criminal proceeding (excluding traffic  violations or similar misdemeanors) or (ii) has  been  a party to a civil proceeding of a judicial or administrative  body of  competent jurisdiction, as a result of which such person  was or  is  subject  to a judgment, decree or final  order  enjoining future  violations  of,  or prohibiting or  mandating  activities subject  to,  federal  or state securities laws  or  finding  any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

        RDA purchased various securities of CML on March 1, 1979,

June 25, 1980 and June 18, 1981 for an aggregate consideration of

$5,329,500,  which,  after conversions  and  stock  splits,  have yielded the shares of CML Common Stock referred to in Item  5  of this  Statement.  RDA obtained the funds for the  acquisition  of such securities from its general corporate funds.

Item 4.   Purpose of Transaction.

        RDA is holding the securities of CML described in Item  5

for  investment.  RDA intends to review on a continuing basis its investment  in  CML,  and  may, depending  on  the  business  and

prospects   of  CML,  market  conditions  and  other   investment

considerations, determine to purchase additional  shares  of  CML

Common  Stock  for  investment, or decrease  or  dispose  of  its interest  in CML, at such prices and terms and in such manner  as it may deem advisable.


Item 5.   Interest in Securities of the Issuer.

        RDA  owns directly 2,890,950 shares of CML Common  Stock.

Except  as shown on Attachment 2 to this Statement, none  of  the executive  officers or directors of RDA, neither of the  Wallace-

Reader's  Digest  Funds,  nor any of the  executive  officers  or directors  of  either of the Wallace-Reader's Digest  Funds  owns directly  any  shares of CML Common Stock or has engaged  in  any transactions in such securities during the past 60 days.

         Attachment   3   to   this  Statement   restates   RDA's

transactions, since the filing of this Statement, in  CML  Common

Stock.



Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

       Neither  RDA  nor,  to the best of RDA's  knowledge,  any

executive  officer or director of RDA, or either of the  Wallace-

Reader's  Digest Funds or any executive officer  or  director  of either  of  the  Wallace-Reader's Digest Funds has any  contract,

arrangement, understanding or relationship with each other or any other person with respect to the securities of CML.


Item 7.   Material to be Filed as Exhibits.

          None.

Signature.

        After reasonable inquiry and to the best of our knowledge

and  belief,  the undersigned certifies that the information  set forth in this Statement is true, complete and correct.



Dated:  July 25, 1994

                              THE READER'S DIGEST ASSOCIATION, INC.



                              By          Connie K. Beck
                                          Connie K. Beck
                               Vice President, Corporate Secretary
                                  and Associate General Counsel